EXHIBIT A

CERAGON NETWORKS® REPORTS FIRST QUARTER 2005
FINANCIAL RESULTS

        TEL AVIV, Israel, April 21, 2005 – Ceragon Networks Ltd. (NASDAQ and TASE: CRNT), www.ceragon.com, a global provider of high-capacity broadband wireless systems, today reported results for the first quarter, which ended March 31, 2005. The first quarter of 2005 was Ceragon’s 14th consecutive quarter of revenue growth representing a 48% growth year over year.

        Revenues for the quarter were $16.8 million, up from $11.4 million for the first quarter of 2004 and from $15.9 million for the fourth quarter of 2004. This represents an increase of 48% as compared to the first quarter of 2004, and an increase of 5% as compared to the fourth quarter of 2004.

        Net income for the first quarter of 2005 increased to $834 thousand, or $0.03 basic and diluted net earnings per share. In comparison, net income in the first quarter of 2004 was $39 thousand or $0.00 basic and diluted net earnings per share.

        Gross profit for the first quarter of 2005 increased to $6.8 million, or 40.3% of revenues.

        Total cash, cash equivalents and liquid investments at the end of the quarter were $36.8 million.

        “Our innovative technology platform and strategic focus position Ceragon as one of the world’s leading vendors of high capacity wireless networking solutions as we consistently gain new ground and grow our market share,” said Shraga Katz, President and CEO, Ceragon Networks Ltd.

        A conference call discussing Ceragon’s results for the first quarter of 2005 will take place today, April 21, 2005, at 11:00 a.m. (EDT). Investors are invited to listen to the call live via the Internet by accessing Ceragon Networks’ website at the investors’ page: http://www.ceragon.com/site/Investor_events.asp, selecting the webcast link, and following the registration instructions. The link will be accessible through Thursday, April 28, 2005. Investors can also join the company’s teleconference by calling 719-457-2631 and referencing confirmation number 3466394 at 10:50 a.m. EST on April 21, 2005. The call-in lines will be available on a first-come, first-serve basis.

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Ceragon Reports First Quarter 2005 Results – 2

About Ceragon Networks Ltd.

        Ceragon Networks Ltd. (NASDAQ & TASE: CRNT), a pacesetter in broadband wireless networking systems, enables rapid and cost-effective high-capacity network connectivity for mobile cellular infrastructure, fixed networks, private networks and enterprises. Ceragon’s modular FibeAir® product family operates across multiple frequencies, supports integrated high-capacity services over SONET/SDH, ATM and IP networks, and offers innovative built-in add/drop multiplexing and encryption functionality to meet the growing demand for value -added broadband services. Ceragon’s FibeAir product family complies with North American and international standards and is installed with over 150 customers in more than 60 countries. More information is available at www.ceragon.com.

        Ceragon Networks®, CeraView®, FibeAir® and the FibeAir® design mark are registered trademarks of Ceragon Networks Ltd., and Ceragon™, PolyView™, ConfigAir™, CeraMon™, EtherAir™, QuickAir™, QuickAir Partner Program™, QuickAir Partner Certification Program™, QuickAir Partner Zone™, EncryptAir™ and Microwave Fiber™ are trademarks of Ceragon Networks Ltd.

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Ceragon Reports First Quarter and Fiscal Year 2005 Results – 3

CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands, except share and per share data

	Three months ended March 31,		Year ended December 31,
	2005	2004	2004

Revenues	$16,819	$11,397	$54,831
Cost of revenues	10,041	6,532	32,191

Gross profit	6,778	4,865	22,640

Operating expenses:
Research and development	2,698	2,186	9,686
Less: grants and participations	462	493	2,293

Research and development, net	2,236	1,693	7,393
Selling and marketing	3,089	2,735	11,645
General and administrative	702	524	2,429
Amortization of deferred stock compensation (a)	31	158	374

Total operating expenses	6,058	5,110	21,841

Operating profit (loss)	720	(245)	799
Financial income, net	105	253	674
Other income	9	31	141

Net income	$834	$39	$1,614

Basic net earnings per share	$0.03	$0.00	$0.06

Diluted net earnings per share	$0.03	$0.00	$0.06

Weighted average number of shares used in
computing basic net earnings per share	25,902,547	24,729,552	25,066,937

Weighted average number of shares used in
computing diluted net earnings per share	28,355,799	24,729,552	28,069,844

(a) Amortization of deferred stock
compensation relates to the
following:
Cost of revenues	$2	$15	$36
Research and development	12	44	86
Selling and marketing	11	75	196
General and administrative	6	24	56

Total amortization of deferred stock
compensation	$31	$158	$374

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Ceragon Reports First Quarter and Fiscal Year 2005 Results – 4

CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands, except share and per share data

	March 31, 2005	December 31, 2004

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$18,089	$11,234
Short-term bank deposits	5,163	3,973
Marketable securities	3,623	11,101
Trade receivables, net	10,450	6,939
Other accounts receivable and prepaid expenses	4,646	4,435
Inventories	20,605	19,083

Total current assets	62,576	56,765

LONG-TERM INVESTMENTS:
Long-term bank deposits	2,977	4,451
Long-term marketable securities	6,992	7,042
Long-term receivables	390	390
Severance pay funds	1,962	1,947

Total long-term investments	12,321	13,830

PROPERTY AND EQUIPMENT, NET	2,460	2,516

Total assets	$77,357	$73,111

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$11,133	$9,348
Deferred revenue	5,127	3,114
Other accounts payable and accrued expenses	4,771	5,476

Total current liabilities	21,031	17,938

ACCRUED SEVERANCE PAY	3,154	2,986

SHAREHOLDERS' EQUITY:
Share capital:
Ordinary shares of NIS 0.01 par value: Authorized: 40,000,000 shares as of March 31, 2005 and December 31, 2004; Issued
and outstanding: 25,951,673 shares and 25,853,421 shares as
of March 31, 2005 and December 31, 2004, respectively	64	64
Additional paid-in capital	176,730	176,546
Deferred stock compensation	(42)	(73)
Other comprehensive income (loss)	(2)	62
Accumulated deficit	(123,578)	(124,412)

Total shareholders' equity	53,172	52,187

Total liabilities and shareholders' equity	$77,357	$73,111

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Ceragon Reports First Quarter and Fiscal Year 2004 Results – 5

This press release may contain statements concerning Ceragon’s future prospects that are “forward-looking statements” under the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations and projections that involve a number of risks and uncertainties. There can be no assurance that future results will be achieved, and actual results could differ materially from forecasts and estimates. Important factors that could cause actual results to differ materially from forecasts and estimates include: Ceragon’s limited operating history and history of losses; Ceragon’s dependence on a limited number of key customers, independent manufacturers and suppliers; and the demand for Ceragon’s products and technology. These risks and uncertainties, as well as others, are discussed in greater detail in Ceragon’s Annual Report on Form 20-F and Ceragon’s other filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and Ceragon undertakes no commitment to revise or update any forward-looking statement in order to reflect events or circumstances after the date any such statement is made.

Contacts:

Vered Shaked
Ceragon Networks Ltd.
+972-3-645-5513
ir@ceragon.com

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